ADVANCED CREDIT TECHNOLOGIES, INC.
1915 Plaza Drive, Suite 202
Eagan, Minnesota 55122
Tel: (651) 905-2932

                                                               September 6, 2011

Mark P. Shurman
Legal Branch Chief
U.S. Securities Exchange Commission
100 F Street, N.E.
Washington, DC 20549-8561

Re:           Advanced Credit Technologies, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed: September 6, 2011
File No.: 333-170132

Dear Mr. Shurman:

We are in receipt of your correspondence dated August 30, 2011 with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

Summary of Our Offering, Page 4

1. The disclosure relative to the functionality of our software platform has been described in both this section and the Business section to more concisely describe the products functions, challenges, and conditions needed to be satisfied for a challenge to result in corrections of factual errors.

Description of Business

2. Disclosure indicating the list of all websites that we operate in connection with our business has been provided.

Results of Operations, Page 18

3. Disclosure addressing changes in revenues and expenditures for the interim periods presented has been revised in this section to disclose underlying business events that resulted in changes to financial condition and results of operations.

4. The restatement of our audited financials has clearly been discussed relative to stock issued for consulting services and how it affects our financial statements.

Liquidity and Capital Resources, Page 15

5. Disclosure relating to short and long term cash requirements has been expanded to include contractually committed sources of revenue and risks relating thereto.

Executive Compensation, page 21

6. Disclosure has been revised to address all components of the compensation for the two executive officers.

7. The summary compensation table has been revised to include only the full fiscal years 2009 and 2010 respectively.

Certain Relationships and Related Transaction, Page 23

8. Disclosure clarifying executive compensation of the two executive officers including the basis for reducing the consulting fees and how such transactions affect the Company has been provided.

Financial Statements

Interim Financials

General

9. Statements of Operations and Statements of Cash Flows have been revised in accordance with Regulation S-X.

Balance Sheets

10. All financial information disclosed throughout the document has been revised for consistency.

Exhibits

11. Exhibits 10.5 and 10.7 have been refilled in a larger format which will allow investors to view them more easily.

Exhibit 10.4

12. The shareholder subscriptions in 10.4 have been reconciled to be consistent with recent sales of unregistered securities.

Exhibit 23.1

13. The consent of the auditor has been updated to reflect the proper date.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,
 /s/ Chris Jackson
Chris Jackson
President and Chief Operation Officer